PowerShares Exchange-Traded Fund Trust

301 West Roosevelt Road

Wheaton, Illinois 60187

August 15, 2008

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:          PowerShares Exchange-Traded Fund Trust—Request for Withdrawal of Post-Effective Amendment Nos. 158, 163, 167, 172, 178, 187, 191 and 199 to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-102228 and 811-21265)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), PowerShares Exchange-Traded Fund Trust (the “Trust” or the “Registrant”) hereby requests withdrawal of the following Post-Effective Amendments  (the “Amendments”), relating to the PowerShares Dynamic Brand Name Products Portfolio (the “Fund”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-102228 and 811-21265).

Post-Effective Amendment No.	Filing Date	Accession Number
158	January 14, 2008	0001104659-08-002542
163	February 4, 2008	0001104659-08-006765
167	February 29, 2008	0001104659-08-014095
172	March 28, 2008	0001104659-08-020641
178	April 25, 2008	0001104659-08-026804
187	May 23, 2008	0001104659-08-035687
191	June 20, 2008	0001104659-08-041114
199	July 18, 2008	0001104659-08-046385

The Registrant is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund.  No securities have been issued or sold in connection with the Amendments.

If you have any questions, please feel free to contact Clifford R. Cone at (212) 878-3180. Thank you.

Very truly yours,

PowerShares Exchange-Traded Fund Trust

By:	/s/ Harold Bruce Bond
Harold Bruce Bond
Chairman and CEO